UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of October 2021

Commission File Number: 001-38768

MDJM LTD

Suite C-1505, Saidun Center,

Xikang Road, Heping District, Tianjin,

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Results of MDJM LTD’s 2021 Annual General Meeting

At the 2021 annual general meeting of shareholders of MDJM LTD (the “Company”) held on October 15, 2021, at 10:00 a.m., Beijing Time, the shareholders of the Company approved and adopted resolutions authorizing the following:

1.	To re-elect Mr. Siping Xu as a director of the Company to hold office until the next annual general meeting;
2.	To re-elect Mr. Yang Li as a director of the Company to hold office until the next annual general meeting;
3.	To re-elect Mr. Zhenlei Hu as a director of the Company to hold office until the next annual general meeting;
4.	To re-elect Mr. Liding Sun as a director of the Company to hold office until the next annual general meeting;
5.	To re-elect Mr. Wei Guan as a director of the Company to hold office until the next annual general meeting;
6.	To authorize the board of directors of the Company to fix the remuneration of the directors; and
7.	To approve, ratify, and confirm the re-appointment of RBSM LLP as the Company’s independent auditors for the year ending December 31, 2021, and to authorize the board of directors of the Company to fix their remuneration.

A total of 10,396,554 votes, representing 89.05% of the votes exercisable as of September 3, 2021, the record date, were present in person or by proxy at the 2021 annual general meeting. The results of the votes were as follows:

Resolution	For	Against	Abstain
Re-election of Siping Xu	10,396,343	201	10
Re-election of Yang Li	10,396,333	211	10
Re-election of Zhenlei Hu	10,396,343	201	10
Re-election of Liding Sun	10,396,333	211	10
Re-election of Wei Guan	10,396,333	211	10
Fixing the remuneration of directors	10,391,849	4,694	11
Re-appointment of RBSM LLP	10,396,433	111	10

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MDJM LTD

Date: October 18, 2021	By:	/s/ Siping Xu
	Name:	Siping Xu
	Title:	Chief Executive Officer